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               FY2005 Third Quarter Consolidated Financial Results
                   (October 1, 2004 through December 31, 2004)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                           February 3, 2005

Company name                                      : Toyota Motor Corporation
Stock exchanges on which the shares are listed    : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                    Stock Exchanges in Japan
Code number                                       : 7203
Location of the head office                       : Aichi Prefecture
URL                                               : http://www.toyota.co.jp
Representative                                    : Fujio Cho, President
Contact person                                    : Masaki Nakatsugawa, General Manager, Accounting Division
                                                    Tel. (0565) 28-2121
Whether or not to be prepared in accordance with  : Yes
accounting principles generally accepted in the
United States of America

Results of FY2005 third quarter (October 1, 2004 through December 31, 2004)

(1) Consolidated financial results                                                 (Amounts are rounded to the nearest million yen.)
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                                                                                                  Income before income taxes,
                                                                                                minority interest and equity in
                                    Net revenues                   Operating income             earnings of affiliated companies
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                             Million yen               %       Million yen                %         Million yen                 %
FY2005 third quarter           4,644,062           [5.9]           422,900            [5.3]             447,188             [4.1]
FY2004 third quarter           4,386,059           [8.2]           401,693           [11.2]             429,705            [43.2]
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FY2004                        17,294,760                         1,666,890                            1,765,793
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
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                                     Net income                  Net income per share                 Net income per share
                                                                        - basic                            - diluted
-----------------------------------------------------------------------------------------------------------------------------------
                             Million yen               %                                Yen                                   Yen
FY2005 third quarter             296,533           [3.5]                              90.35                                 90.33
FY2004 third quarter             286,470          [59.7]                              84.83                                 84.82
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FY2004                         1,162,098                                             342.90                                342.86

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
Note: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position
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                              Total assets          Shareholders' equity              Ratio of           Shareholders' equity per
                                                                                shareholders' equity               share
-----------------------------------------------------------------------------------------------------------------------------------
                                     Million yen               Million yen                           %                        Yen
FY2005 third quarter                  23,119,134                 8,718,716                        37.7                   2,656.47
FY2004                                22,040,228                 8,178,567                        37.1                   2,456.08
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